Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS

Mexico City, July 26, 2023  - Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today that it commenced tender offers to purchase for cash (i) any and all of its outstanding 4.625% Notes due 2026 (the “Any and All Notes”) and (ii) its outstanding 5.000% Notes due 2045 (the “2045 Notes”), 5.250% Notes due 2049 (the “2049 Notes”), 6.625% Notes due 2025 (the “2025 Notes”) and 6.125% Notes due 2046 (the “2046 Notes” and, together with the 2045 Notes, the 2049 Notes and the 2025 Notes, the “Waterfall Notes”) for an aggregate principal amount not to exceed (i) US$300,000,000 less (ii) the aggregate principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer (the “Waterfall Tender Cap”), in each case, upon the terms and subject to the conditions set forth in the offer to purchase dated July 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and, in the case of the Any and All Notes, the related notice of guaranteed delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery”), including (1) that the applicable Total Consideration (as defined herein) determined to be payable for any 2025 Notes tendered shall be less than 100.00% of the principal amount of the 2025 Notes in order for such Notes to be accepted for purchase (the “2025 Series Consideration Maximum”) and that the applicable Total Consideration determined to be payable for any 2046 Notes tendered shall be less than 100.00% of the principal amount of the 2046 Notes in order for such Notes to be accepted for purchase (the “2046 Series Consideration Maximum” and, together with the 2025 Series Consideration Maximum, the “Series Consideration Maximums”), (2) the Acceptance Priority Procedures (as defined in the Offer to Purchase) and (3) proration, each as described in the Offer to Purchase. We collectively refer to the outstanding debt securities listed in the table below as the “Notes” and to each of the listed outstanding debt securities as a “series” of Notes. We refer to our offer to purchase the Any and All Notes as the “Any and All Tender Offer” and our offer to purchase the Waterfall Notes as the “Waterfall Tender Offer.”  The Any and All Tender Offer and the Waterfall Tender Offer are each referred to herein as an “Offer” and collectively as the “Offers. Capitalized terms used in this press release but not otherwise defined have the meaning given in the Offer to Purchase.
The following table sets forth certain information relating to the Notes and the Offers:
Title of Security(1)(2)	CUSIP	ISIN	Principal Amount Outstanding	Early Tender Premium(3)(4)	Reference U.S. Treasury Security	Fixed Spread (basis‑points)	Acceptance Priority Level
Any and All Tender Offer
4.625% Notes due 2026(5)	40049J BB2	US40049JBB26	US$300,000,000	N/A	4.500% due July 15, 2026	+86bps	N/A
Waterfall Tender Offer
5.000% Notes due 2045(5)	40049 JBA4	US40049 JBA43	US$889,400,000	US$30	3.875% due May 15, 2043	+179bps	1
5.250% Notes due 2049(5)	40049 JBE6	US40049 JBE64	US$702,200,000	US$30	3.625% due February 15, 2053	+184bps	2
6.625% Notes due 2025	40049 JAV9	US40049 JAV98	US$266,400,000	US$30	4.750% due July 31, 2025	+85bps	3
6.125% Notes due 2046(5)	40049J BC0	US40049JBC09	US$900,000,000	US$30	3.875% due May 15, 2043	+196bps	4

(1)
Holders who validly tender Notes and whose Notes are accepted for purchase hereunder will also receive accrued and unpaid interest (“Accrued Interest”) up to, but excluding, the applicable Settlement Date (as defined herein). We have agreed, subject to specified exceptions and limitations, to pay additional interest to participants in the Offers to cover Mexican withholding taxes on interest payments.

(2)
The Total Consideration payable per each US$1,000 principal amount of each series of Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the applicable Offer will be determined in accordance with standard market practice, as described in the Offer to Purchase, to result in a price that equates to a yield to the maturity date or par call date, as applicable, in accordance with the formula set forth in Annex A thereto. The Early Tender Premium (as defined in the Offer to Purchase and set forth in the table above) is included in the amount of Total Consideration payable for each series of Waterfall Notes validly tendered and accepted for payment prior to the Early Tender Date (as defined herein) pursuant to the Waterfall Tender Offer.

(3)	Per each US$1,000 principal amount of Waterfall Notes.
(4)
Holders who validly tender, and do not validly withdraw, Waterfall Notes on or prior to the Early Tender Date (as defined herein) will be eligible to receive the applicable Total Consideration, which includes the applicable Early Tender Premium. Holders who validly tender, and do not validly withdraw, Waterfall Notes after the Early Tender Date, but at or prior to the Waterfall Expiration Date (as defined herein), will be eligible to receive the Tender Consideration.

(5)	The par call dates for these Notes are: October 30, 2025 for the Any and All Notes, November 13, 2044 for the 2045 Notes, November 24, 2048 for the 2049 Notes and July 31, 2045 for the 2046 Notes.

The “Total Consideration” payable per each US$1,000 principal amount of each series of Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the applicable Offer will be determined in accordance with standard market practice, as described in the Offer to Purchase, to result in a price that equates to a yield to the maturity date or par call date, as applicable, in accordance with the formula set forth in Annex A thereto (i) in the case of the Any and All Tender Offer, equal to the sum of (x) the yield corresponding to the bid side price of the Reference U.S. Treasury Security for the Any and All Notes at 11:00 a.m. (New York City time) on August 2, 2023, unless extended by Televisa in its sole discretion, (such time and date, as the same may be extended, the “Any and All Price Determination Date”) quoted on the Bloomberg reference page “FIT1” plus (y) the fixed spread specified in the table above (the “Fixed Spread”) for the Any and All Notes and (ii) in the case of the Waterfall Tender Offer, equal to the sum of (x) the yield corresponding to the bid side price of the applicable Reference U.S. Treasury Security for each series of Waterfall Notes at 11:00 a.m. (New York City time) on August 9, 2023, unless extended by Televisa in its sole discretion, (such time and date, as the same may be extended, the “Waterfall Price Determination Date”) quoted on the Bloomberg reference page “FIT1” plus (ii) the applicable Fixed Spread for such series of Waterfall Notes. The Early Tender Premium is included in the amount of Total Consideration payable for each series of Waterfall Notes validly tendered and accepted for payment prior to the Early Tender Date pursuant to the Waterfall Tender Offer.
Subject to the terms and conditions of the Waterfall Tender Offer, if the purchase of all Waterfall Notes validly tendered in the Waterfall Tender Offer would cause Televisa to purchase an aggregate principal amount of Waterfall Notes in excess of the Waterfall Tender Cap, then only an aggregate principal amount of Waterfall Notes not in excess of the Waterfall Tender Cap will be accepted in the Waterfall Tender Offer.  Televisa will prorate the Waterfall Notes accepted in the Waterfall Tender Offer pursuant to the Acceptance Priority Procedures described in the Offer to Purchase.  Televisa may, in its sole discretion and subject to applicable law, increase the Waterfall Tender Cap.
The Any and All Tender Offer will expire at 5:00 p.m., New York City time, on August 2, 2023 unless extended by Televisa in its sole discretion (such date and time, as the same may be extended, the “Any and All Expiration Date”).  Holders may validly withdraw tendered Any and All Notes at any time at or prior to 5:00 p.m., New York City time, August 2, 2023, unless extended by Televisa in its sole discretion (such date and time, as the same may be extended, the “Any and All Withdrawal Date”). Holders of Any and All Notes must validly tender and not validly withdraw their Notes at or before the Any and All Expiration Date to be eligible to receive the applicable Total Consideration for their Notes. For the Any and All Notes that have (i) been validly tendered (and not validly withdrawn) prior to the Any and All Expiration Date and that are accepted for purchase, or (ii) have been validly tendered on or prior to the “Guaranteed Delivery Date” (5:00 p.m. (New York City time) on August 4, 2023, unless extended by Televisa in its sole discretion) pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) and that are accepted for purchase, settlement will occur on the Any and All Settlement Date (as defined herein), subject to all conditions set forth in the Offer to Purchase having been satisfied or, where applicable, waived by Televisa.
The Waterfall Tender Offer will expire at 5:00 p.m., New York City time, on August 23, 2023 unless extended by Televisa in its sole discretion (such date and time, as the same may be extended, the “Waterfall Expiration Date”). The Any and All Expiration Date and the Waterfall Expiration Date are each referred to as a “Expiration Date.” Holders of the Waterfall Notes must validly tender and not validly withdraw their Waterfall Notes at or before 5:00 p.m., New York City time, on August 8, 2023, unless extended by Televisa in its sole discretion (such date and time, as the same may be extended, the “Early Tender Date”) to be eligible to receive the applicable Total Consideration. The Early Tender Premium is included in the amount of Total Consideration payable for each series of Waterfall Notes validly tendered and accepted for payment prior to the Early Tender Date pursuant to the Waterfall Tender Offer.  Holders of the Waterfall Notes who validly tender their Notes after the Early Tender Date and on or before the Waterfall Expiration Date will receive the Tender Consideration per US$1,000 principal amount of Waterfall Notes tendered by such Holders that are accepted for purchase.  Any Waterfall Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on August 8, 2023, unless extended by Televisa in its sole discretion (such date and time, as the same may be extended, the “Waterfall Withdrawal Date”).
The date of payment for the Any and All Notes accepted for purchase is referred to as the “Any and All Settlement Date.”  The date of payment for the Waterfall Notes validly tendered at or before the Early Tender Date and accepted for purchase is referred to as the “Early Settlement Date.” The date of payment for the Waterfall Notes validly tendered after the Early Tender Date and at or before the Waterfall Expiration Date and accepted for purchase is referred to as the “Final Settlement Date.” The Any and All Settlement Date is expected to be August 7, 2023, the Early Settlement Date is expected to be August 10, 2023 and the Final Settlement Date is expected to be August 25, 2023. The Any and All Settlement Date, the Early Settlement Date and the Final Settlement Date are each referred to as a “Settlement Date.”
Subject to applicable law, the Offers may be amended, extended or terminated. If Televisa determines, in its sole discretion, to extend the Offers beyond the applicable Expiration Date, there will be a new Settlement Date with respect to Notes validly tendered on or prior to the applicable Expiration Date. During any extension of the Offers, all Notes previously tendered and not accepted for purchase pursuant to the Offers will remain subject to the Offers and may, subject to the terms and conditions of the Offers, be accepted for purchase by us.

Conditions
Televisa’s obligation to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Offers, is conditioned upon the satisfaction of certain conditions specified in the Offer to Purchase, including that, with respect to the offer to purchase the 2025 Notes, the applicable Total Consideration determined to be payable for the 2025 Notes does not exceed the 2025 Series Consideration Maximum and, with respect to the offer to purchase the 2046 Notes, the applicable Total Consideration determined to be payable for the 2046 Notes does not exceed the 2046 Series Consideration Maximum. Based on the current trading prices for the 2025 Notes and 2046 Notes, this condition would not be met as of the date of the Offer to Purchase. There is no assurance that this condition will be satisfied on or prior to the Early Tender Date or the Waterfall Expiration Date, as applicable. Subject to applicable law, Televisa reserves the right, in its sole discretion, to (i) waive any and all conditions of the Offers at or prior to the Any and All Expiration Date, the Early Tender Date or the Waterfall Expiration Date, as applicable, (ii) extend, terminate or withdraw the Offers, or (iii) otherwise amend the terms of the Offers in any respect.
The Dealer Managers
Televisa has retained HSBC Securities (USA) Inc. and Santander US Capital Markets LLC to act as dealer managers in connection with the Offers (the “Dealer Managers”). Any questions or requests for assistance regarding the Offers may be directed to the Dealer Managers at their contact information set forth below.
HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Attn: Global Liability Management Group Toll-Free: +1 (888) HSBC-4LM Call Collect: +1 (212) 525-5552 E-mail: lmamericas@us.hsbc.com
Santander US Capital Markets LLC
437 Madison Avenue, 7th Floor,
New York, New York 10022
United States of America
Attn: Liability Management
Toll-Free: +1 855-404-3636
Collect: +1 212-940-1442
E-mail: Usdcmlm@santander.us

The Tender Agent and the Information Agent
Copies of the Offer to Purchase and the Notice of Guaranteed Delivery may be obtained from D.F. King & Co., Inc., the tender agent and the information agent for the Offers, at www.dfking.com/televisa or toll-free at +1 800-967-5019, collect at +1 212-269-5550 and email at televisa@dfking.com.

Disclaimer
This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The Offers are not being made to holders of Notes in any jurisdiction in which Televisa is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction.  In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on Televisa’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Documents related to the Offers have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country.  No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.
Forward-looking statements

This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx